                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)


                                               9 Months
                                                 Ended                                Year Ended December 31,
                                              September 30,     -----------------------------------------------------------------
                                                   2001           2000          1999           1998          1997          1996
                                                 --------       --------      --------       --------      --------      --------
Income before extraordinary item                 $190,844       $141,816      $142,179       $112,410      $105,709      $116,187
                                                 --------       --------      --------       --------      --------      --------

Income taxes                                      135,320         81,510        95,321         72,276        72,155        78,340
                                                 --------       --------      --------       --------      --------      --------

Fixed charges:
        Interest on long-term debt
             including amortization of
             discount, premium and
             expense                               50,931         77,178        77,790         81,132        78,350        69,329
        Other interest                              2,492          7,512         6,117          9,328        12,835        12,516
        Preferred dividend requirements
             of a subsidiary trust                  4,265          5,687         5,687          5,688         5,687         1,390
                                                 --------       --------      --------       --------      --------      --------
             Total fixed charges                   57,688         90,377        89,594         96,148        96,872        83,235
                                                 --------       --------      --------       --------      --------      --------

Non-utility capitalized interest                        -              -             -              -          (208)         (311)
                                                 --------       --------      --------       --------      --------      --------

Earnings before extraordinary
        item, income taxes, and
        fixed charges                            $383,852       $313,703      $327,094       $280,834      $274,528      $277,451
                                                 ========       ========      ========       ========      ========      ========

Ratio of earnings to fixed charges                   6.65           3.47          3.65           2.92          2.83          3.33

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less non-utility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals.